SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BOSTON BRUSSELS CENTURY CITY CHICAGO DALLAS GENEVA FOUNDED 1866	HONG KONG HOUSTON LONDON LOS ANGELES MUNICH NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

June 3, 2016

VIA EDGAR

Ms. Samantha Brutlag

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Pre-Effective Amendment No. 1 to the Registration Statement on

Form N-1A of BlackRock Collateral Trust (the “Trust”) relating to

BlackRock Government Collateral Pledge Unit

Dear Ms. Brutlag:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to BlackRock Government Collateral Pledge Unit (the “Fund”).

The Amendment is being filed pursuant to Rule 472 under the Securities Act.

The Amendment is being filed for the purpose of responding to the comments provided by Samantha Brutlag of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 5, 2016. We have discussed the Staff’s comments with representatives of the Trust. For convenience, the Staff’s comments are restated below, and the Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Prospectus: Cover Page

Comment 1: Please provide the Staff with the Fund’s ticker symbol in advance so that the Staff can assess whether it is appropriate for the Fund or potentially misleading in any way.

Response: The Fund has reserved the ticker symbol HQLA.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

June 3, 2016

Comment 2: Please explain to the Staff what the name of the Fund means, particularly the phrase “Collateral Pledge Unit.” The Staff may have additional comments based on the Fund’s response. Please also consider including an explanation of the name in the Principal Investment Strategies section of the prospectus.

Response: The Fund expects that the Fund will be used primarily as a form of pledged collateral for futures commission merchant (“FCM”) customers. The Fund has reviewed the disclosure in the Fund’s prospectus and believes it is appropriate, as the Fund may also be purchased by investors other than customers of FCMs intending to pledge the Fund as collateral.

Prospectus: Fees and Expenses

Comment 3: On page S-1, the prospectus states, “The Fund may also pay ‘Acquired Fund Fees and Expenses.’” Because the Fund will be investing significantly in Underlying Funds, please change “may” to “will.”

Response: In response to the Staff’s comment, the Fund has revised its disclosure as follows: “The Fund will pay ‘Acquired Fund Fees and Expenses’.”

Prospectus: Fee Table

Comment 4: Please provide the Staff with a completed fee table as soon as practicable.

Response: The Fund will provide a completed fee table prior to going effective.

Comment 5: Please confirm to the Staff that there is no fee waiver currently in place or, if there is, please describe the terms in a footnote to the fee table.

Response: The Fund confirms that there is no fee waiver currently in place.

Prospectus: Principal Investment Strategies

Comment 6: In the first paragraph of this section, please state in bold that the Fund is not a money market fund and does not seek to maintain a stable NAV of $1.00.

Response: In response to the Staff’s comment, the Fund has added the following in bold to the first paragraph of this section: “The Fund is not a money market fund and does not seek to maintain a stable NAV of $1.00 per share.” In addition, to remove duplicative disclosure, the Fund has removed this sentence from the last paragraph of this section.

Comment 7: In the first or second paragraph of this section, please disclose specifically how the Fund differs from a money market fund. A general sentence that the Fund is not subject to limits and rules regarding money market funds is insufficient. Please explain in what ways it

June 3, 2016

differs from a money market fund (e.g., which money market fund limits the Fund complies with and which ones it does not). The Staff may have additional comments based on the Fund’s response.

Response: In response to the Staff’s comment, the Fund has inserted a new second paragraph in this section as follows: “The securities purchased by the Fund will comply with the quality and eligibility requirements of Rule 2a-7 under the Investment Company Act of 1940, as amended (the “1940 Act”). Each Underlying Fund is a “government money market fund,” as defined in Rule 2a-7 and seeks to maintain a stable NAV of $1.00 per share. The securities purchased by the Underlying Funds will comply with all requirements of Rule 2a-7 and other rules of the SEC applicable to money market funds that seek to maintain a stable NAV of $1.00 per share. The Fund itself will invest only in money market securities eligible for investment for funds that comply with Rule 2a-7, but will not be subject to other requirements of Rule 2a-7 applicable to money market funds that seek to maintain a stable NAV of $1.00 per share, including but not limited to the requirement to have a dollar-weighted average maturity of 60 days or less and a dollar-weighted average life of 120 days or less.”

Comment 8: On page S-1, the prospectus states, “The Fund seeks to achieve its investment objective by investing under normal circumstances, at least 80% of its net assets in a portfolio of U.S. dollar-denominated government securities and other money market securities eligible for investment by U.S. government money market funds . . .” Please confirm to the Staff that the “U.S. dollar-denominated government securities” referenced here are also “eligible for investment by U.S. government money market funds” (i.e., that the latter does not refer only to the “other money market securities” referenced in that sentence).

Response: The Fund confirms that the U.S. dollar-denominated government securities referenced in this section are also eligible for investment by U.S. government money market funds. Further, the Fund has revised this sentence as follows: “The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets in a portfolio of U.S. dollar denominated short-term government securities and repurchase agreements secured by government securities (including indirect investments through the Underlying Funds).”

Comment 9: The Fund should revise its investment policy to state that it will invest at least 80% of its net assets (plus any borrowings) in U.S. government securities, as required by Rule 35d-1. The Fund’s current 80% policy applies to “government money market funds,” which could include significant investments in cash, thereby failing to comply with the Rule. The Staff does not object to the Fund investing in repurchase agreements collateralized by government securities as part of its 80% investment policy.

Response: The Fund notes that its 80% policy to comply with Rule 35d-1 is set forth in the section entitled “Investment Restrictions” in the Fund’s Statement of Additional Information.

June 3, 2016

The Fund believes that this policy is consistent with Rule 35d-1, as at least 80% of the Fund’s net assets, plus the amount of any borrowings for investment purposes, will be invested in “U.S. dollar-denominated government securities and repurchase agreements secured by government securities (including indirect investment through the Underlying Funds),” which 80% would not include cash, although the Fund and the Underlying Funds may invest a portion of their assets in cash. Further, the Fund does not intend to borrow.

In addition, as discussed in the response to Comment 8 above, the Fund has revised its investment strategies in the Fund’s Prospectus and elsewhere in the Fund’s Statement of Additional Information as follows: “The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets in a portfolio of U.S. dollar denominated short-term government securities and repurchase agreements secured by government securities (including indirect investments through the Underlying Funds).”

Comment 10: On page S-1, the prospectus states, “The Fund generally allocates and reallocates its assets among the Underlying Funds on a monthly basis on an approximate pro rata basis based on the amount of net assets of each Underlying Fund.” Please describe this pro rata allocation.

Response: At inception and at each month-end, the Fund’s investment adviser will confirm the assets under management of each Underlying Fund, and the Fund’s investments in the Underlying Funds during the following month will be approximately proportionate to the relative assets under management of the Underlying Funds. Further, the Fund has revised this sentence as follows: “The Fund generally allocates its assets among the Underlying Funds on a monthly basis on an approximate pro rata basis based on the amount of net assets of each Underlying Fund.”

Prospectus: More Information About the Fund

Comment 11: On Page 1, the prospectus contains a discussion regarding the Underlying Funds in which the Fund expects to invest a substantial portion of its assets. Please confirm whether any of these Underlying Funds will impose fees and gates. If yes, please consider whether the Fund needs to add related risk disclosure.

Response: The boards of trustees of BlackRock Liquidity Funds and Funds For Institutions Series, of which the Underlying Funds are series, have determined not to impose fees and gates for such Underlying Funds, although they may do so in the future with notice to shareholders of those funds.

Comment 12: On page 1, please revise the disclosure for each underlying money market fund in which the Fund expects to invest to comply with Money Market Fund FAQ 51, which explains that Rule 35d-1 applies to money market funds with the term “government” in their names. Please note that for purposes of the Underlying Funds’ 80% investment policies, cash may not be included and repurchase agreements must be collateralized by government securities.

Response: In response to the Staff’s comment, the Fund has added the below language to the description of each Underlying Fund as indicated. The Fund’s investment adviser has confirmed to the Fund that the Underlying Funds will be managed in accordance with Money Market Fund FAQ 51. The investment adviser for the Underlying Funds has confirmed to the Fund that it will update the disclosure for each of FedFund, T-Fund and BlackRock Premier Government Institutional Fund with respect to its 80% test during the next update of each such fund’s prospectus to remove the reference to repurchase agreements secured by cash.

June 3, 2016

FedFund: “FedFund will invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in U.S. Treasury bills, notes and other obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, and repurchase agreements secured by such obligations.”

T-Fund: “T-Fund will invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in U.S. Treasury bills, notes and other obligations issued or guaranteed as to principal and interest by the U.S. Treasury, and repurchase agreements secured by such obligations.”

BlackRock Premier Government Institutional Fund: “BlackRock Premier Government Institutional Fund will invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in U.S. Treasury bills, notes and other obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, and repurchase agreements secured by such obligations.”

BlackRock Select Treasury Strategies Institutional Fund: “BlackRock Select Treasury Strategies Institutional Fund will invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in U.S. Treasury bills, notes and other obligations of the U.S. Treasury, and repurchase agreements with the Federal Reserve Bank of New York secured by U.S. Treasury obligations.”

Statement of Additional Information: Investment Strategies and Risks

Comment 13: On page 3, the SAI states that the Fund is classified as “diversified.” Because this Fund is primarily invested in underlying investment companies, please explain how investing in Underlying Funds is consistent with the definition of a diversified fund.

Response: The Fund is classified as diversified because it will invest at least 75% of its assets in “cash and cash items (including receivables), [g]overnment securities, securities of other investment companies, and other securities” limited to certain percentages of issuers. See Section 5(b) of the 1940 Act. The Fund expects to invest a substantial portion of its assets (greater than 75%) in the Underlying Funds (which are other investment companies), cash and cash items (including receivables) and government securities.”

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The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

June 3, 2016

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean
Jesse C. Kean

cc:	Benjamin Archibald

Gladys Chang

Marisa Rolland

John A. MacKinnon